UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 7, 2005

Novogen Limited ———————————————————————————————————
(Translation of registrant’s name into English)

140 Wicks Road North Ryde, NSW, 2113 Australia
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Marshall Edwards, Inc.

CONTACT:  David Sheon 202 518-6384 USA - for Marshall Edwards, Inc.
Dr. Graham Kelly 011 61 2 9878 0088 Australia  - Chairman of Marshall Edwards,
Inc.

FOR IMMEDIATE RELEASE

MARSHALL EDWARDS, INC. EXPEDITES PIVOTAL TRIAL FOR PHENOXODIOL IN WOMEN WITH
CHEMO-RESISTANT OVARIAN CANCER;
LEADING GLOBAL CLINICAL RESEARCH ORGANIZATION SELECTED TO MANAGE PHASE III
MULTINATIONAL OVARIAN CANCER TRIAL

STAMFORD, Conn. March 7, 2005 - Marshall Edwards, Inc. (Nasdaq : MSHL; LSE-AIM:
MSH) has appointed a major international Clinical Research Organization (CRO)
project manage the final stages of the clinical program of the experimental anti-cancer drug, phenoxodiol.

The CRO will manage a new trial that seeks to produce data suitable for an application seeking marketing approval in the USA and elsewhere for phenoxodiol for the treatment of recurrent, chemo-refractory ovarian cancer.

This pivotal trial will be known as the OVATURE trial.  Patients interested in further information are asked to visit www.phenoxodiol.com for trial updates.

“This pivotal study has been expedited in a departure from the normal progression of clinical development, as a result of the findings from the current Phase Ib/IIa trial,” said Dr. Graham Kelly, Executive Chairman,
Edwards, Inc.  “Although the Phase IIa study is not fully enrolled, the tumor responses in that study have convinced the Company to move forward delay into a pivotal trial.”

Phenoxodiol is being developed as a drug that has anti-cancer activity in its own right, but also has a particular clinical benefit in being able to restore sensitivity to standard drugs in patients with cancer that has become unresponsive to such drugs.  Ovarian, prostate and renal cancers are three such cancer types where phenoxodiol is being developed as a chemo-sensitizer.

In the case of patients with late-stage ovarian cancer, the development of resistance to standard drugs is a major barrier to the successful management of these cancers.  Being able to restore sensitivity to platinum drugs in particular would represent a major breakthrough in the management of such cancers.

This pivotal study represents the third and final stage in the development of phenoxodiol for this indication.  In the first stage (Phase Ib), 40 women with recurrent ovarian cancer were treated with the intravenous dosage form of phenoxodiol alone.  That study confirmed the safety and tolerability of phenoxodiol, and identified a suitable dose to take into the next study.

The second study (Phase Ib/IIa) had the objective of confirming the ability of phenoxodiol to restore the sensitivity of late-stage ovarian cancers to the two standard first-line chemotherapies in ovarian cancer.  The women enrolled in this study had tumors that were resistant or refractory to platinums and /or taxanes, a situation where further response to any therapy is low and any response to platinum or taxane therapy is highly unlikely.  This study is ongoing with 43 women enrolled out of a planned 60 patients.  This trial includes a control arm where women are being re-challenged with a platinum drug or with paclitaxel in the most stringent manner possible to confirm a state before being given combination therapy.

This ongoing study has produced radiographic data showing tumor response which formed the basis of the US Food and Drug Administration (FDA) granting phenoxodiol Fast Track status in November 2004 for its intended use as a chemo-sensitizing agent in late-stage, recurrent, refractory ovarian cancer.
Accordingly, the potential of phenoxodiol to be used as a chemo-sensitizer has been confirmed.

The proposed pivotal study to be externally managed by a major international
Clinical Research Organization will be run in three stages and will involve clinical sites in Australia, UK and the USA.  The first two stages (Phase IIb and Phase IIIa) are continuous. The Phase IIb study will compare the oral and intravenous dosage forms of phenoxodiol in up to 100 patients.  The Phase IIIa study will use the preferred dosage form and will accrue sufficient patients to support an application to the FDA for drug marketing approval.  Although patients will be recruited who are categorized as being refractory, patients will be re-challenged to confirm their refractoriness, which will provide the ultimate level of stringency for determination of chemical resistance.  Only those patients showing disease progression on their prior chemotherapy will be accepted into the study and treated with phenoxodiol plus their former chemotherapy drug.  The critical endpoints will be tumor response as indicated
by measurement of tumor size, the levels of the tumor marker C125, and the time to disease progression.

If marketing approval is received at this point, then a third stage (a Phase
IIIb study) will be conducted in order to demonstrate an overall increase in patient survival.

About Ovarian cancer

Ovarian cancer is the most lethal gynecological malignancy, and the fifth leading cause of cancer related death in women in the United States.  The
American Cancer Society estimates that there will be about 22,220 new cases of ovarian cancer in this country in 2005. About 16,210 women will die of the disease. One in 70 women will develop ovarian cancer and one out of 100 women will die from this disease.  This high mortality is due mainly to the inability to detect early disease, with approximately 80% of patients being diagnosed in advanced-staged disease.  However, even in those patients diagnosed with early-stage disease, the five-year survival rate ranges from 60 to 90%
on the degree of tumor differentiation.

The standard first-line treatment of ovarian cancer is a platinum drug
(cisplatin or carboplatin) used alone or coupled with a taxane (paclitaxel). In patients with advanced disease, 80%-90% will respond to such first-line chemotherapy. Of patients who respond to first-line chemotherapy, less than 10
15% of these will remain in remission, and most relapsed cases are chemo-resistant, showing little if any further sensitivity to platinums or taxanes.  Drugs such as gemcitabine, doxorubicin and topotecan are used in subsequent lines of chemotherapy, but the development of chemo-resistance to first-line drugs extends in large measure also to these other drugs.

The failure of some ovarian cancers to respond to first-line chemotherapy
(chemo-insensitivity) and the development of resistance to multi-drug therapies
(chemo-resistance) represent the major hurdles to effective therapy of ovarian cancer. There is an urgent need to devise strategies that will both improve the response rate and degree of response to chemotoxic drugs in the first instance, and/or will restore chemo-sensitivity in late-stage ovarian cancer patients who have become refractory to standard chemotherapies.

About Phenoxodiol

Phenoxodiol is an investigational drug and, as such, is not marketed in the
United States.

Phenoxodiol is developed by pharmaceutical company Marshall Edwards, Inc. which manages its international research and development programs using the expertise and clinical research capabilities of universities and hospitals in the U.S.,
Australia and Europe.

Marshall Edwards, Inc., has licensed rights to bring phenoxodiol to market globally from its parent company, Novogen Limited. (ASX: Novogen - Nasdaq:
NVGN). Novogen is developing a range of therapeutics across the fields of oncology, cardiovascular disease and inflammatory diseases based on its drug technology platform.

More information on phenoxodiol and on the Novogen group of companies can be found at www.marshalledwardsinc.com and www.novogen.com.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You
should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third arty patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing;
technological changes; government regulation; changes in industry practice; and
one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited

Date: 7 March, 2005	By:	Ron Erratt
	Name:	Ron Erratt
	Title:	Company Secretary